PROXY

The undersigned   _____________________________________________________________

having its registered office at or residing at ________________________________

duly represented by____________________________________________________________

holder of  ______ shares of the company,

hereby gives irrevocable proxy to the Chairman of the annual general meeting of

                        Security Capital U.S. Realty

to be held in Luxembourg on Wednesday 28 June, 2000, to represent the undersigned, with full power of substitution, at such annual general meeting in order to deliberate upon the following agenda:

                                  AGENDA:

1. Submission of the Reports of the Board of Directors and of the Auditor for the year ended 31 December 1999;

2. Approval of the Statement of Net Assets and of the Statement of Operations for the year ended 31 December 1999; Decision as to allocation of results for the year ended 31 December 1999 (the recommendation is not to pay a dividend but to invest in growth opportunities).

3. Discharge of the Directors in relation to their activities during the year ended 31 December 1999;

4.        Statutory appointment of Directors;

5.        Statutory appointment of Auditors;

6.        Remuneration of Directors; and

7. Approval of the share price valuation method under the share option equivalent.

The proxyholder is furthermore authorized to make any statement, cast all votes, sign all minutes of meetings and other documents, do everything which is lawful, necessary or simply useful in view of the accomplishment and fulfilment of the present proxy, even if not formally mentioned in the present documents, and to proceed, in accordance with the requirements of Luxembourg law, to any registration with the Companies' Registrar, while the undersigned promises to ratify all said actions taken by the proxyholder whenever requested.

Please record the votes as follows (any unmarked proxy will be voted FOR)

[ ] For resolutions 1 to 7

                     [ ] Against resolutions 1 to 7

                                                [ ] Other (please specify)
                                                    __________________________
                                                    __________________________

Please present proxy will remain in force if this general meeting, for whatsoever reason, is postponed.

Given and signed in               ,on                              2000.

______________________________________